COMPANHIA BRASILEIRA DE DISTRIBUICAO
         Corporate Taxpayer's Identification (CNPJ) # 47,508,411/0001-56


                   MINUTES OF THE BOARD OF DIRECTORS' MEETING
                            HELD ON FEBRUARY 04, 2004


On February 04, 2004, at 9.00 a.m., in the Company's headquarters, located at Av. Brigadeiro Luiz Antonio, 3142, in the city of Sao Paulo, Sao Paulo State, the members of the Board of Directors of Companhia Brasileira de Distribuicao had a meeting, which was presided by the Chairman of the Board of Directors, Mr. Abilio dos Santos Diniz, who invited myself, Augusto Marques da Cruz Filho, to be the Secretary of the meeting. Starting the meeting, the Chairman asked me to read the Agenda, which I did, and whose content is the following: a) election of Board of Executive Officers' members. b) Other issues of interest. After the Agenda was read, the Chairman started discussing the item "a". After discussions, the names appointed were voted. The following names were approved by the unanimity of attending members. For Managing Executive Officer: Eneas Cesar Pestana Neto, Brazilian, married, accountant, ID (RG) # 11,383,698-3 SSPSP, Individual Taxpayers' Identification (CPF/MF) # 023,327,978-40, resident in the city of Sao Paulo, at Av. Brigadeiro Luiz Antonio n(0) 3172 and for Financial and Controlling Executive Officer: Leonardo de Paiva Rocha, Brazilian, married, mechanical engineer, ID (RG) # 81,103,923-5 CREA-RJ, Individual Taxpayers' Identification (CPF/MF) # 598,802,797-00, resident in the city of Sao Paulo, at Av. Brigadeiro Luiz Antonio n(0) 3172. Elected Executive Officers made the statements required by CVM (Brazilian Securities and Exchange Commission) Instruction # 367/2002. The Chairman explained that the elected Executive Officers that keep their status of employees of the Company might renounce from their remuneration as administrators, maintaining their wage remuneration. He also took the opportunity to confirm in this act the current constitution of the Board of Executive Officers whose period of office will last up to the occurrence of the General Shareholders' Meeting that will approve the 2005 accounts, or, in other words, up to April 30, 2006: Chief Executive Officer:
Augusto Marques da Cruz Filho, Investment and Project Executive Officer: Caio Racy Mattar, Supply Chain Executive Officer: Cesar Suaki dos Santos, Investor Relations Executive Officer: Fernando Queiroz Tracanella, Commercial Executive
Officer: Hugo Antonio Jordao Bethlem, Operations Executive Officer,
Supermarkets: Jose Roberto Coimbra Tambasco, Human Resources Executive Officer:
Maria Aparecida Fonseca. The appointment of Jean Henri Albert Armand Duboc for the position of Operations Executive Officer, Hypermarkets, is maintained, whose election and office, according to reasons already discussed in the Meeting of this Board held on February 28, 2003, are subject to the authorization by public authorities of the approval of his Visa status conversion from Temporary into Permanent. The members of the Board of Directors deliberated, unanimously, to



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maintain temporarily vacant the positions of Executive Officers, which have no
Specific Designation. Considering that no other Member had additional issues to present, the Chairman asked them to wait for the Minutes to be drawn up in order to sign them. Having no other business to be discussed, the meeting was adjourned and the present Minutes were drawn up, which, after read and agreed, were approved and signed by the attendees. Sao Paulo, Feburary 4, 2004.
Subscribers: Valentim dos Santos Diniz, Abilio dos Santos Diniz, Joao Paulo Falleiros dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D'Avila, Pedro Paulo Falleiros dos Santos Diniz, Augusto Marques da Cruz Filho, Fernao Carlos Botelho Bracher, Jose Roberto Mendonca de Barros, Roberto Teixeira da Costa, Gerald Dinu Reiss, Maria Silvia Bastos Marques, Luiz Carlos Bresser Pereira, Mailson Ferreira da Nobrega, Christian Pierre Couvreux and Pierre Bruno Charles Bouchut.

                      This is a true copy of the original.

                          Augusto Marques da Cruz Filho
                                    Secretary



Marise Rieger Salzano - OAB/SP 85,251